

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Via Email
Christopher J. Del Moral-Niles
Chief Financial Officer
Associated Banc-Corp
433 Main Street
Green Bay, Wisconsin 54301

> **Re: Associated Banc-Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 001-31343**

Dear Mr. Del Moral-Niles:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Troubled Debt Restructurings ("Restructured Loans"), page 81

1. We note your disclosure on page 81 that, in subsequent years, troubled debt restructurings may cease to be classified as impaired. The guidance in ASC 310-40-35 indicates that a loan restructured in a troubled debt restructuring is an impaired loan and therefore credit impairment should be measured using the guidance in ASC 310-10. This guidance is applicable to all loans restructured in a troubled debt restructuring, even if you no longer classify the loan as a TDR. Please address how your accounting policy is in accordance with the accounting guidance as noted above.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3452 if you any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant